FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By:	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: January 27, 2005

January 27, 2005

Consolidated Financial Results for the Third Quarter of the
Fiscal Year Ending March 31, 2005

I.	Consolidated Financial Results

	Three months	Three months
	ended December 31,	ended December 31,
	2004	2003	% Change
	In billions of yen	In billions of yen	%
Net sales	1,115.6	1,166.1	-4.3
Operating income	20.6	33.5	-38.5
Income before income taxes	27.5	37.1	-25.9
Net income	39.4	11.1	+253.0

	Yen	Yen	Yen
Net income per share:
Basic	20.23	6.51	+13.72
Diluted	18.65	6.00	+12.65

	Nine months	Nine months
	ended December 31,	ended December 31,
	2004	2003	% Change
	In billions of yen	In billions of yen	%
Net sales	3,418.7	3,449.2	-0.9
Operating income	79.9	91.6	-12.7
Income before income taxes	99.4	114.9	-13.5
Net income	64.6	26.6	+142.3

	Yen	Yen	Yen
Net income per share:
Basic	32.81	15.89	+16.92
Diluted	29.90	14.73	+15.17

	As of December 31,	As of March 31,
	2004	2004	% Change
	In billions of yen	In billions of yen	%
Total assets	4,013.9	4,044.3	-0.8
Shareholders’ equity	772.4	711.4	+8.6

(Notes)
1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of December 31,	As of March 31,	As of December 31,
	2004	2004	2003
Consolidated subsidiaries	201	195	199

Affiliated companies accounted for by the equity method	46	44	18

II.	Business Results

<1>	Overview of the third quarter of the fiscal year ending March 31, 2005 (three months ended December 31, 2004) and outlook for the fiscal year ending March 31, 2005

In the Japanese economy during the three months ended December 31, 2004, although weak movement was partly seen in exports and production, there was steady growth, and domestic private-sector demand continued to increase amid a recovery trend in the business climate. This was due to an increase in capital expenditures as a result of a substantial improvement in corporate earnings, despite flat exports caused by the influence of the prolonged weak dollar and high price of crude oil on the economy, concern over global instability, and the effect of the credit squeeze policy in the U.S. and China.

In the electronics industry, positive growth continued in the information technology (“IT”) investment environment due to improvement in corporate earnings and recovery in investment business confidence etc. On the other hand, inventory adjustment of customers in the semiconductor market is taking longer than expected. In the mobile area, the Japanese mobile handset market was sluggish. Due to these factors, the market resulted in a mixed condition of stagnation and growth.

Amid this environment, NEC has promoted further integration of IT and networks, and advanced the development and proposal of a variety of new solutions represented by “UNIVERGE.” In addition, the entire company became one to tackle total process transformation and management innovation. Furthermore, amid greatly-changing environment and market needs that surround the systems integration (“SI”) services business and software development, NEC announced a series of new management measures listed below in the three months ended December 31, 2004 in order to accelerate the future growth of Integrated IT/Network Solutions.

1.	Process transformation and strategic measures for the early turnaround of the mobile terminals business.

2.	Strengthening of consulting business and global expansion of the solutions business through a strategic alliance with Abeam Consulting, Ltd.

3.	Implementation of tender offers for the shares of NEC Soft, Ltd. and NEC System Technologies, Ltd. to make both companies NEC’s wholly-owned subsidiaries, and reorganization of the software and service business that includes these companies and NEC Communication Systems, Ltd.

Amid this business environment, the consolidated net sales for the three months ended December 31, 2004, despite an increase in sales in the SI/services and broadband areas, amounted to 1,115.6 billion yen, a decrease of 50.5 billion yen as compared with the corresponding period of the previous fiscal year, due to a decrease in sales in the mobile terminals and electron devices businesses.

Operating income amounted to 20.6 billion yen, a decrease of 12.9 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a decrease in sales in the mobile terminals and electron devices businesses. Income before income taxes amounted to 27.5 billion yen, a decrease of 9.6 billion yen as compared with the corresponding period of the pervious fiscal year. Net income, mainly due to an improvement in equity in earnings (losses) of affiliated companies resulting from gain due to stock issuances of Elpida Memory, Inc., an affiliated company accounted for by the equity method, which completed a public offering, amounted to 39.4 billion yen, an increase of 28.2 billion yen as compared with the corresponding period of the previous fiscal year.

Regarding the fiscal year ending March 31, 2005, due to the influence of inventory adjustment of customers in the semiconductor business etc., NEC expects net sales to fall below the forecast announced in October 2004.

In addition, despite the implementation of cost reduction measures etc., the impact of the decrease in net sales in the semiconductor business is not expected to be fully covered. Therefore, operating income and income before income taxes are also expected to fall below the forecast announced in October 2004. Also, regarding net income, there is no change from the forecast announced in October 2004.

Furthermore, regarding non-consolidated financial results, there is no change from the forecast announced in October, 2004.

		Comparison with
	Revised forecast on	the forecast on
Consolidated	January 27, 2005	October 28, 2004
	In billions of yen	In billions of yen
Net sales	4,870.0	-30.0
Operating income	135.0	-15.0
Income before income taxes	120.0	-15.0
Net income	60.0	—

<2>	Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales:	493.3 billion yen (±0%)
Segment profit:	26.0 billion yen (+6.2 billion yen)

Sales of the IT Solutions business for the three months ended December 31, 2004 amounted to 493.3 billion yen, an amount almost equivalent to that of the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of SI/services, in addition to steady government sector demand, private-sector demand of the manufacturing industry etc. grew steadily, and sales amounted to 167.9 billion yen, an increase of 8% as compared with the corresponding period of the previous fiscal year. In addition, in the area of software, sales amounted to 23.4 billion yen, an increase of 13% as compared with the corresponding period of the previous fiscal year.

On the other hand, in the area of computer platforms, due to a decrease in sales of terminals, sales amounted to 122.8 billion yen, a decrease of 7% as compared with the corresponding period of the previous fiscal year. In the area of personal solutions business, affected by a decrease in personal computer shipments in Japan, sales decreased by 4%, amounting to 179.2 billion yen, as compared with the corresponding period of the previous fiscal year.

Regarding profitability, in addition to an increase in sales in the area of SI/services, profitability improved in the area of computer platforms, and segment profit amounted to 26.0 billion yen, an increase of 6.2 billion yen as compared with the corresponding period of the previous fiscal year.

Network Solutions Business

Sales:	434.9 billion yen (+5%)
Segment profit:	6.8 billion yen (–6.2 billion yen)

Sales of the Network Solutions business for the three months ended December 31, 2004 amounted to 434.9 billion yen, an increase of 5% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of broadband, due to steady growth overall in shipments in Japan, sales increased by 30%, amounting to 141.8 billion yen, as compared with the corresponding period of the previous fiscal year. In the mobile area, although mobile infrastructure sales exceeded those of the corresponding period of the previous fiscal year, shipments of mobile handsets in Japan fell significantly below those of the corresponding period of the previous fiscal year. As a result, sales, in the mobile area overall, amounted to 243.3 billion yen, a decrease of 2% as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, as shipments of digital terrestrial broadcasting systems peaked in the corresponding period of the previous fiscal year, sales amounted to 49.8 billion yen, a decrease of 11% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, in the mobile terminals business, due to a decrease in shipments, as well as the implementation of up-front investment to strengthen future competitiveness, there was a significant fall in profit as compared with the corresponding period of the previous fiscal year, and segment profit amounted to 6.8 billion yen, a decrease of 6.2 billion yen as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales:	204.8 billion yen (–13%)
Segment profit:	2.1 billion yen (–15.5 billion yen)

Sales of the Electron Devices business for the three months ended December 31, 2004 amounted to 204.8 billion yen, a decrease of 13% as compared with the corresponding period of the previous fiscal year. This decrease in sales is due to the influence of inventory adjustment by customers in the semiconductor area, as well as the transfer of the plasma display business to Pioneer Corporation. Should there be no influence from the transfer of the plasma display business, sales of the Electron Devices business would be a decrease of 7% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of semiconductors, sales amounted to 165.3 billion yen, a decrease of 6% as compared with the corresponding period of the previous fiscal year. Although sales of semiconductors for automobiles grew steadily, those of liquid crystal display (“LCD”) driver integrated circuits (“ICs”) for mobile equipment and personal computers, among others, decreased significantly. Further, affected by the prolonged inventory adjustment of customers, sales of large scale integration (“LSI”) chips for consumer electronics etc. were sluggish. In the display area, sales amounted to 14.5 billion yen, a decrease of 49% as compared with the corresponding period of the previous fiscal year. This is due to the transfer of the plasma display business. On the other hand, sales of color LCDs, mainly for industrial use, grew steadily. In the area of electronic components and others, although sales of electronic components were maintained on a level equivalent to that of the corresponding period of the previous fiscal year, due to an increase in intra-segment eliminations, sales amounted to 25.0 billion yen, a decrease of 22% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, despite reducing costs such as outsourcing and sub-contracting costs in the semiconductor area, due to a decrease in sales and an increase in depreciation and amortization accompanying capital expenditures in the semiconductor area, segment profit amounted to 2.1 billion yen, a decrease of 15.5 billion yen as compared with the corresponding period of the previous fiscal year.

<3>	Cash Flows

Net cash used in operating activities for the three months ended December 31, 2004 was 41.8 billion yen, an improvement of 20.7 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to a decrease in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year, as a result of a decrease in materials purchased.

Net cash used in investing activities was 36.9 billion yen, a worsening of 26.3 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to proceeds reported in the corresponding period of the previous fiscal year from the sale of the Yokohama plant resulting from business restructuring, and the increase in capital expenditures related to semiconductor business in the three months ended December 31, 2004.

As a result, free cash flows (the total of net cash used in operating activities and investing activities) were cash outflows of 78.8 billion yen, a worsening of 5.5 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities, despite the redemption of bonds and the repayment of debt, amounted to 79.4 billion yen due to the issuance of commercial paper etc. As a result, cash and cash equivalents amounted to 470.1 billion yen, an increase of 1.2 billion yen as compared with the end of the three months ended September 30, 2004.

The balance of interest bearing debt amounted to 1,260.9 billion yen, a decrease of 24.0 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio was 1.63 (an improvement of 0.58 points as compared with the end of the corresponding period of the previous fiscal year).

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, amounted to 790.7 billion yen, a decrease of 46.4 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio was 1.02 (an improvement of 0.42 points as compared with the end of the corresponding period of the previous fiscal year).

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)
		(% of net		(% of net	Increase
Three months ended December 31	2004	sales)	2003	sales)	(Decrease)	2004
Net sales	JPY 1,115,608	(100.0)	JPY 1,166,182	(100.0)	(JPY 50,574)	$10,831
Cost of sales	832,812	(74.7)	863,141	(74.0)	(30,329)	8,086
Selling, general and administrative expenses	262,150	(23.4)	269,459	(23.1)	(7,309)	2,545
Operating income	20,646	(1.9)	33,582	(2.9)	(12,936)	200

Non-operating income	22,034	(2.0)	30,702	(2.6)	(8,668)	214
Interest and dividends	1,706		3,028		(1,322)	17
Other	20,328		27,674		(7,346)	197
Non-operating expenses	15,137	(1.4)	27,126	(2.3)	(11,989)	147
Interest	4,587		6,628		(2,041)	45
Other	10,550		20,498		(9,948)	102

Income before income taxes	27,543	(2.5)	37,158	(3.2)	(9,615)	267

Provision for income taxes	18,435	(1.7)	18,579	(1.6)	(144)	178
Minority interest in income of consolidated subsidiaries	264	(0.0)	4,553	(0.4)	(4,289)	3
Equity in earnings (losses) of affiliated companies	30,569	(2.7)	(2,861)	(-0.2)	33,430	297

Net income	JPY 39,413	(3.5)	JPY 11,165	(1.0)	JPY 28,248	$383

(Notes)
*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 103 yen.
*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 47,303 million yen (increase) and 21,462 million yen (increase) for the three months ended December 31, 2004 and 2003, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)
	December 31, 2004	December 31, 2003	Increase		Increase	December 31, 2004
	(Unaudited)	(Unaudited)	(Decrease)	March 31, 2004	(Decrease)	(Unaudited)
Current assets	JPY 2,133,491	JPY 2,204,841	(JPY 71,350)	JPY 2,129,756	JPY 3,735	$20,714
Cash and cash equivalents	470,171	447,739	22,432	496,763	(26,592)	4,565
Notes and accounts receivable, trade	818,954	828,828	(9,874)	840,705	(21,751)	7,951
Inventories	680,495	719,482	(38,987)	570,026	110,469	6,607
Other current assets	163,871	208,792	(44,921)	222,262	(58,391)	1,591
Long-term assets	1,880,478	2,079,383	(198,905)	1,914,586	(34,108)	18,257

Long-term receivables, trade	9,880	18,937	(9,057)	9,843	37	96
Investments and advances	417,640	441,841	(24,201)	441,530	(23,890)	4,055
Property, plant and equipment	758,991	784,267	(25,276)	770,214	(11,223)	7,369
Other assets	693,967	834,338	(140,371)	692,999	968	6,737

Total assets	JPY 4,013,969	JPY 4,284,224	(JPY 270,255)	JPY 4,044,342	(JPY 30,373)	$38,971

Current liabilities	JPY 1,742,231	JPY 1,719,380	JPY 22,851	JPY 1,742,587	(JPY 356)	$16,916

Short-term borrowings and current portion of long-term debt	497,367	402,765	94,602	364,502	132,865	4,829
Notes and accounts payable, trade	860,124	927,288	(67,164)	930,466	(70,342)	8,351
Other current liabilities	384,740	389,327	(4,587)	447,619	(62,879)	3,736
Long-term liabilities	1,268,139	1,624,035	(355,896)	1,368,921	(100,782)	12,312

Long-term debt	763,547	882,166	(118,619)	806,517	(42,970)	7,413
Accrued pension and severance costs	459,650	706,373	(246,723)	524,898	(65,248)	4,463
Other	44,942	35,496	9,446	37,506	7,436	436
Minority shareholders’ equity in consolidated subsidiaries	231,178	260,311	(29,133)	221,374	9,804	2,244

Preferred securities issued by a subsidiary	—	98,250	(98,250)	—	—	—

Total shareholders’ equity	772,421	582,248	190,173	711,460	60,961	7,499

Common stock	337,820	329,976	7,844	337,820	—	3,280
Additional paid-in capital	454,289	446,506	7,783	454,333	(44)	4,411
Retained earnings	130,730	63,266	67,464	71,901	58,829	1,269
Accumulated other comprehensive income (loss)	(147,443)	(254,718)	107,275	(149,797)	2,354	(1,432)
Treasury stock	(2,975)	(2,782)	(193)	(2,797)	(178)	(29)

Total liabilities and shareholders’ equity	JPY 4,013,969	JPY 4,284,224	(JPY 270,255)	JPY 4,044,342	(JPY 30,373)	$38,971

Interest-bearing debt (*1)	JPY 1,260,914	JPY 1,284,931	(JPY 24,017)	JPY 1,171,019	JPY 89,895	$12,242
Net interest-bearing debt (*2)	790,743	837,192	(46,449)	674,256	116,487	7,677

Shareholders’ equity ratio (%) (*3)	19.2	13.6	5.6	17.6	1.6

Debt-equity ratio (times) (*4)	1.63	2.21	(0.58)	1.65	(0.02)
Net debt-equity ratio (times) (*4)	1.02	1.44	(0.42)	0.95	0.07

Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	(JPY 13,856)	(JPY 15,493)	JPY 1,637	(JPY 15,902)	JPY 2,046	($135)
Minimum pension liability adjustment	(149,944)	(263,120)	113,176	(166,323)	16,379	(1,456)
Unrealized gains (losses) on marketable securities	18,174	25,903	(7,729)	34,205	(16,031)	176
Unrealized gains (losses) on derivative financial instruments	(1,817)	(2,008)	191	(1,777)	(40)	(17)

Total accumulated other comprehensive income (loss)	(JPY 147,443)	(JPY 254,718)	JPY 107,275	(JPY 149,797)	JPY 2,354	($1,432)

(Notes)
*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)
			Increase
Three months ended December 31	2004	2003	(Decrease)	2004
I. Cash flows from operating activities:
Net income	JPY 39,413	JPY 11,165	JPY 28,248	$383
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	40,355	44,197	(3,842)	392
Equity in (earnings) losses of affiliated companies, net of dividends	(30,331)	3,022	(33,353)	(294)
Increase in notes and accounts receivable	(40,947)	(85,131)	44,184	(398)
Increase in inventories	(52,145)	(88,658)	36,513	(506)
Increase in notes and accounts payable	63,358	66,918	(3,560)	615
Other, net	(61,543)	(14,115)	(47,428)	(598)

Net cash used in operating activities	(41,840)	(62,602)	20,762	(406)

II. Cash flows from investing activities:
Proceeds from sales of fixed assets	4,586	28,015	(23,429)	45
Additions to fixed assets	(64,099)	(44,116)	(19,983)	(622)
Proceeds from sales of marketable securities	2,602	13,252	(10,650)	25
Purchase of marketable securities	(4)	(910)	906	0
Other, net	19,952	(6,897)	26,849	193

Net cash used in investing activities	(36,963)	(10,656)	(26,307)	(359)

Free cash flows (I + II)	(78,803)	(73,258)	(5,545)	(765)

III. Cash flows from financing activities:
Net proceeds from (repayments of) bonds and borrowings	85,737	(89,703)	175,440	832
Proceeds from stock issuances	—	169,882	(169,882)	—
Dividends paid	(6,167)	(5,060)	(1,107)	(60)
Other, net	(93)	(35)	(58)	0

Net cash provided by financing activities	79,477	75,084	4,393	772

Effect of exchange rate changes on cash and cash equivalents	580	(2,390)	2,970	5

Net increase (decrease) in cash and cash equivalents	1,254	(564)	1,818	12

Cash and cash equivalents at beginning of period	468,917	448,303	20,614	4,553
Cash and cash equivalents at end of period	JPY 470,171	JPY 447,739	JPY 22,432	$4,565

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1)   Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)
Three months ended December 31	2004	(% of total)	% change	2003	(% of total)	2004
IT Solutions business	JPY 493,398	(44.2)	-0.1	JPY 494,070	(42.4)	$4,790
Network Solutions business	434,946	(39.0)	+4.9	414,734	(35.6)	4,223
Electron Devices business	204,896	(18.4)	-13.2	235,920	(20.2)	1,989
Others	136,067	(12.2)	-5.5	144,053	(12.4)	1,321
Eliminations	(153,699)	(-13.8)	—	(122,595)	(-10.6)	(1,492)

Consolidated total	JPY 1,115,608	(100.0)	-4.3	JPY 1,166,182	(100.0)	$10,831

(2)   Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)
		(% of profit	Increase		(% of profit
Three months ended December 31	2004	on sales)	(Decrease)	2003	on sales)	2004
IT Solutions business	JPY 26,011	(5.3)	JPY 6,280	JPY 19,731	(4.0)	$252
Network Solutions business	6,898	(1.6)	(6,280)	13,178	(3.2)	67
Electron Devices business	2,138	(1.0)	(15,581)	17,719	(7.5)	20
Others	1,120	(0.8)	3,503	(2,383)	(-1.7)	11
Eliminations	(6,224)	—	788	(7,012)	—	(60)
Unallocated corporate expenses*	(9,297)	—	(1,646)	(7,651)	—	(90)

	20,646	(1.9)	(12,936)	33,582	(2.9)	200
Other income	22,034		(8,668)	30,702		214
Other expenses	(15,137)		11,989	(27,126)		(147)

Consolidated income before income taxes	JPY 27,543		(JPY 9,615)	JPY 37,158		$267

(Note)
*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)   Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)
Three months ended December 31	2004	2003	% change	2004
IT Solutions business	JPY 425.3	JPY 457.8	-7.1	$4,129

Domestic	315.8	354.6	-10.9	3,066
Overseas	109.4	103.1	+6.1	1,063

Network Solutions business	413.4	395.8	+4.5	4,014

Domestic	288.5	317.4	-9.1	2,801
Overseas	124.9	78.3	+59.5	1,213

Electron Devices business	190.5	215.4	-11.6	1,850

Domestic	105.5	121.3	-13.0	1,025
Overseas	84.9	94.1	-9.8	825

Others	86.2	97.0	-11.1	838

Domestic	55.0	64.8	-15.1	535
Overseas	31.2	32.2	-3.0	303

Consolidated total	JPY 1,115.6	JPY 1,166.1	-4.3	$10,831

Domestic	765.0	858.3	-10.9	7,427
Overseas	350.5	307.8	+13.9	3,404

(4)   Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)
Three months ended December 31	2004	2003	% change	2004
IT Solutions business	JPY 493.3	JPY 494.0	-0.1	$4,790

SI / Services	167.9	154.9	+8.4	1,630
Software	23.4	20.7	+13.0	227
Computers Platforms	122.8	131.5	-6.6	1,192
Personal Solutions	179.2	186.9	-4.1	1,741

Network Solutions business	JPY 434.9	JPY 414.7	+4.9	$4,223

Broadband	141.8	109.5	+29.5	1,377
Mobile	243.3	249.2	-2.4	2,362
Social Infrastructure	49.8	56.0	-11.1	484

Electron Devices business	JPY 204.8	JPY 235.9	-13.2	$1,989

Semiconductors	165.3	175.2	-5.7	1,605
Displays	14.5	28.6	-49.3	141
Electronic Components	25.0	32.1	-22.1	243

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)
		(% of net		(% of net	Increase
Nine months ended December 31	2004	sales)	2003	sales)	(Decrease)	2004
Net sales	JPY 3,418,762	(100.0)	JPY 3,449,201	(100.0)	(JPY 30,439)	$33,192
Cost of sales	2,544,601	(74.4)	2,539,660	(73.6)	4,941	24,705
Selling, general and administrative expenses	794,186	(23.3)	817,937	(23.7)	(23,751)	7,711
Operating income	79,975	(2.3)	91,604	(2.7)	(11,629)	776

Non-operating income	73,996	(2.2)	120,628	(3.5)	(46,632)	718
Interest and dividends	7,089		9,518		(2,429)	69
Other	66,907		111,110		(44,203)	649
Non-operating expenses	54,549	(1.6)	97,287	(2.9)	(42,738)	529
Interest	14,854		20,759		(5,905)	144
Other	39,695		76,528		(36,833)	385

Income before income taxes	99,422	(2.9)	114,945	(3.3)	(15,523)	965

Provision for income taxes	60,150	(1.7)	57,472	(1.6)	2,678	584
Minority interest in income of consolidated subsidiaries	10,165	(0.3)	11,486	(0.3)	(1,321)	99
Equity in earnings (losses) of affiliated companies	35,503	(1.0)	(19,325)	(-0.6)	54,828	345

Net income	JPY 64,610	(1.9)	JPY 26,662	(0.8)	JPY 37,948	$627

(Note)
*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 66,964 million yen (increase) and 58,361 million yen (increase) for the nine months ended December 31, 2004 and 2003, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)
			Increase
Nine months ended December 31	2004	2003	(Decrease)	2004
I. Cash flows from operating activities:
Net income	JPY 64,610	JPY 26,662	JPY 37,948	$627
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	123,247	127,200	(3,953)	1,197
Equity in (earnings) losses of affiliated companies, net of dividends	(34,776)	19,971	(54,747)	(338)
Decrease in notes and accounts receivable	45,670	3,311	42,359	443
Increase in inventories	(111,435)	(170,452)	59,017	(1,082)
Increase (decrease) in notes and accounts payable	(102,036)	70,609	(172,645)	(991)
Other, net	(45,133)	(32,823)	(12,310)	(437)

Net cash provided by (used in) operating activities	(59,853)	44,478	(104,331)	(581)

II. Cash flows from investing activities:
Proceeds from sales of fixed assets	44,053	55,024	(10,971)	428
Additions to fixed assets	(183,442)	(159,558)	(23,884)	(1,781)
Proceeds from sales of marketable securities	24,256	34,975	(10,719)	235
Purchase of marketable securities	(1,047)	(917)	(130)	(10)
Other, net	57,868	51,013	6,855	562

Net cash used in investing activities	(58,312)	(19,463)	(38,849)	(566)

Free cash flows(I+II)	(118,165)	25,015	(143,180)	(1,147)

III. Cash flows from financing activities:
Net proceeds from (repayments of) bonds and borrowings	100,495	(190,378)	290,873	976
Proceeds from stock issuances	—	169,882	(169,882)	—
Proceeds from stock issuances by subsidiaries	—	106,419	(106,419)	—
Dividends paid	(13,341)	(5,980)	(7,361)	(130)
Other, net	(195)	814	(1,009)	(2)

Net cash provided by financing activities	86,959	80,757	6,202	844

Effect of exchange rate changes on cash and cash equivalents	4,614	(2,378)	6,992	45

Net increase (decrease) in cash and cash equivalents	(26,592)	103,394	(129,986)	(258)

Cash and cash equivalents at beginning of period	496,763	344,345	152,418	4,823
Cash and cash equivalents at end of period	JPY 470,171	JPY 447,739	JPY 22,432	$4,565

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1)   Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)
Nine months ended December 31	2004	(% of total)	% change	2003	(% of total)	2004
IT Solutions business	JPY 1,456,112	(42.6)	+0.9	JPY 1,443,555	(41.9)	$14,137
Network Solutions business	1,334,840	(39.0)	+5.3	1,267,305	(36.7)	12,960
Electron Devices business	666,288	(19.5)	-4.4	696,840	(20.2)	6,469
Others	442,185	(12.9)	-3.4	457,579	(13.3)	4,293
Eliminations	(480,663)	(-14.0)	—	(416,078)	(-12.1)	(4,667)

Consolidated total	JPY 3,418,762	(100.0)	-0.9	JPY 3,449,201	(100.0)	$33,192

(2)   Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)
		(% of profit	Increase		(% of profit
Nine months ended December 31	2004	on sales)	(Decrease)	2003	on sales)	2004
IT Solutions business	JPY 60,303	(4.1)	JPY 6,580	JPY 53,723	(3.7)	$585
Network Solutions business	25,101	(1.9)	(13,079)	38,180	(3.0)	244
Electron Devices business	35,913	(5.4)	(3,451)	39,364	(5.6)	349
Others	4,751	(1.1)	6,826	(2,075)	(-0.5)	46
Eliminations	(7,321)	—	3,123	(10,444)	—	(71)
Unallocated corporate expenses*	(38,772)	—	(11,628)	(27,144)	—	(377)

	79,975	(2.3)	(11,629)	91,604	(2.7)	776
Other income	73,996		(46,632)	120,628		718
Other expenses	(54,549)		42,738	(97,287)		(529)

Consolidated income before income taxes	JPY 99,422		(JPY 15,523)	JPY 114,945		$965

(Note)
*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)   Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)
Nine months ended December 31	2004	2003	% change	2004
IT Solutions business	JPY 1,244.3	JPY 1,313.4	-5.3	$12,081

Domestic	983.9	1,062.1	-7.4	9,553
Overseas	260.3	251.3	+3.6	2,528

Network Solutions business	1,272.4	1,205.0	+5.6	12,354

Domestic	909.4	944.7	-3.7	8,830
Overseas	363.0	260.2	+39.5	3,524

Electron Devices business	619.2	615.9	+0.5	6,012

Domestic	335.0	352.3	-4.9	3,253
Overseas	284.1	263.6	+7.8	2,759

Others	282.7	314.7	-10.2	2,745

Domestic	210.6	224.9	-6.3	2,045
Overseas	72.0	89.8	-19.8	700

Consolidated total	JPY 3,418.7	JPY 3,449.2	-0.9	$33,192

Domestic	2,439.1	2,584.2	-5.6	23,681
Overseas	979.5	864.9	+13.2	9,511

(4)   Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)
Nine months ended December 31	2004	2003	% change	2004
IT Solutions business	JPY 1,456.1	JPY 1,443.5	+0.9	$14,137

SI / Services	520.0	481.0	+8.1	5,049
Software	72.3	62.3	+16.1	702
Computers Platforms	344.6	365.3	-5.7	3,346
Personal Solutions	519.2	534.8	-2.9	5,040

Network Solutions business	JPY 1,334.8	JPY 1,267.3	+5.3	$12,960

Broadband	429.6	331.4	+29.6	4,171
Mobile	741.0	764.8	-3.1	7,194
Social Infrastructure	164.2	171.0	-4.0	1,595

Electron Devices business	JPY 666.2	JPY 696.8	-4.4	$6,469

Semiconductors	542.2	535.6	+1.2	5,264
Displays	53.1	71.6	-25.8	516
Electronic Components	70.9	89.6	-20.9	689

* Notes
(1)	“Operating income” set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

(2)	From the third quarter of the fiscal year ending March 31, 2005, contingently convertible bonds were included in the computation of diluted net income per share for the three and nine months ended December 31, 2004.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contacts: Diane Foley/Makoto Miyakawa
Corporate Communications Division
NEC Corporation
+81-3-3798-6511